Tabcorp

07027811

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

31 October 2007

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

30 October 2007

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTIFICATION OF SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19, the Company gives notice that it has become aware that Commonwealth Bank of Australia became a substantial shareholder in Tabcorp Holdings Limited on 24 October 2007 with relevant interest in 26,318,415 ordinary shares representing 5.01% of the issued fully paid ordinary capital.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

29 October 2007

Tabcorp update on Equine Influenza

Tabcorp Holdings Limited said today it will weather the impact of Equine Influenza as a result of being a well diversified gambling and entertainment company.

The Company said the performance of its other businesses would help to mitigate the impact of the loss in wagering turnover from Equine Influenza.

Tabcorp said Equine Influenza had reduced its wagering turnover by $251 million since the outbreak of the disease in late August this year.

Wagering turnover in New South Wales is down $184 million, or 21%, and in Victoria $67 million or 9%.

Tabcorp expects turnover will be down approximately $550 million by the time the industry recovers from Equine Influenza in the new year. This assumes that racing in Victoria continues uninterrupted.

By the time full racing resumes, Tabcorp believes the impact on its Wagering division will lead to a reduction of approximately $30 million in divisional profit before tax.

Tabcorp continues to disclose the impact of Equine Influenza on weekly wagering turnover on its website, www.tabcorp.com.au

For more information contact:

Bruce Tobin
Group General Manager Corporate Affairs, Tabcorp 03 9868 2508

30 October 2007

Tabcorp update on Star City licence

Tabcorp understands that the NSW Premier, Mr Iemma, has announced this morning that NSW is to remain a one-casino state.

Tabcorp has had productive discussions with the NSW Government regarding licence and tax arrangements in relation to Star City. The continuing exclusivity of the Star City casino licence is one element of the overall discussions.

Tabcorp continues to work towards an agreement with the NSW Government. As soon as an agreement has been reached, the Company will make a full announcement to the market.

For more information contact:

Bruce Tobin
Group General Manager Corporate Affairs, Tabcorp 03 9868 2508

* * * * *

30 October 2007

Tabcorp secures 12-year exclusive licence agreement for Star City

Tabcorp Holdings Limited today outlined an in-principle agreement with the NSW Government which will extend Star City's exclusivity rights for a further 12 years.

Tabcorp's Chief Executive Officer Elmer Funke Kupper said the agreement will allow the company to proceed with plans to invest approximately $300 million in Star City to make it one of the State's premier tourist destinations and a top entertainment venue in Australia.

Under the agreement, Star City will pay the NSW Government $100 million in two tranches over the next 18 months and move to a new indexed tax regime based on the combined revenue from table games and slot machines.

The new tax structure will be phased in gradually over five years from 1 July, 2008 with minimal impact to Tabcorp in 2008/09. The current average tax rate of 24.1 per cent will rise to 27.5 per cent in 2013, based on today's revenues.

The agreement also provides for a number of product changes that will make Star City a more attractive Casino destination, including:

- Agreement to increase the number of table games at Star City with Casino Control Authority approval
- Re-classifying multi-terminal gaming machines as tables
- Lifting bet limits on multi-terminal gaming machines
- Higher jackpots for Star City's gaming machines
- Lifting bet limits on high roller gaming machines
- Various regulatory changes to enable Star City to compete on an equal footing with other casinos in the high roller market. This includes the introduction of a rebate program for domestic high rollers.

Mr Funke Kupper said the agreement would provide benefits for the NSW Government, the community and Star City. He said the $100 million payment will be made in two $50 million tranches – one this financial year and one in 2008/09.

"No company likes to pay higher taxes and this agreement means Star City will clearly be the highest taxed casino in Australia," he said.

"However, the Government's package gives Star City the opportunity to be competitive in both the international and domestic markets.

"The extension of Star City's exclusivity rights until 2019 gives us the certainty that we need to invest in a major redevelopment of the casino and hotel complex.

"Tabcorp will spend approximately $300 million redeveloping Star City into Sydney's top tourism and entertainment area and one of the best entertainment venues in Australia. Our proposed redevelopment will include a new 300 room hotel and the creation of a new restaurant precinct overlooking Sydney Harbour and the city skyline.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2649
www.tabcorp.com.au

* * * * *

"This investment will create hundreds of jobs, provide a real boost to the NSW economy and ensure Sydney gets the world class entertainment venue it deserves."

Star City attracts around 22,000 visitors a day and employs about 3,000 people.

The complex includes 350 hotel rooms and 130 apartments, a main gaming floor, private gaming room, 2000 seat Lyric Theatre, 1200 seat Star Theatre, ballroom, conference facilities, 13 restaurants and bars and a retail arcade.

Mr Funke Kupper said Tabcorp recognises its obligations in the area of responsible gambling, and will continue to be a leader in this area. Tabcorp has again been recognised this year as a global leader in responsible gambling by the Dow Jones Sustainability Index. "Tabcorp understands the importance of responsible gambling in our community," he said.

For more information contact:

Peter Grimshaw
Government and Media Director, Star City 02 9657 7643 or 0411 110 688

Bruce Tobin
Group General Manager Corporate Affairs, Tabcorp 03 9868 2508

Star City
SYDNEY
HOTEL & CASINO

Agreement in Principle on Star City
Casino duty and exclusivity

Investor briefing

Walter Bugno
Chief Executive – Casinos Division
Tabcorp Holdings Limited

31 October 2007

Tabcorp
the bigger better game

Summary

- Tabcorp and the NSW Government have concluded their negotiations with an agreement in principle covering the extension of Star City exclusivity, EGM tax rates and a number of important operational parameters

- While the agreement will further increase Star City's tax burden, it also creates a credible platform for growth, including:
  - Removal of the restrictions on the number of table games at Star City, subject to CCA approval
  - Re-classifying multi-terminal gaming machines as tables
  - Lifting bet limits on multi-terminal gaming machines
  - Higher jackpots for Star City's gaming machines
  - Lifting restrictions in the domestic high roller market

- Tabcorp will be working with the Government and the CCA to quickly implement the agreement to capture the full benefit for the State and Tabcorp. This includes in particular the realisation of the redevelopment at the Casino and the Switching Station sites

Negotiated terms

Terms	Current	New
Applicable date	-	November 2007
Term	-	12 years
Region of exclusivity	NSW	NSW
Casino duty		
Electronic gaming machines	24.50%	Combined CPI adjusted tax brackets*
Non rebate tables	CPI adjusted tax brackets	
International rebate business	10%	10%
Domestic rebate program	-	10%
Applicable date for casino duty	-	Phased over 5 years from 1 July 2008

Product outcomes

Product	Current	New
Additional product		
Table Games	210	unlimited
Electronic gaming machines	1,500 incl MTGM	1,500 excl MTGM
Multi-terminal gaming machines	incl in EGM pool	unlimited (classified as table game)
Remote table games	-	unlimited (classified as table game)
Differentiated product		
Maximum bet limits		
-Electronic gaming machines	$10	unlimited in PGR (capped at 250 EGMs)
-Multi-terminal gaming machines	$100	unlimited
Maximum Jackpots	$100,000	unlimited
Promotions	restricted	unrestricted

Negotiated competitive equalisation outcomes

Competitive equalisation	Current	New
Domestic rebate program	N/a	From $25,000
Preferential tax on international and Domestic EGM play	No	10%
Preferential tax on Domestic PGR play	No	10%
Cash-back for International and Domestic PGR play	No	Yes

Regulatory

The NSW Government has agreed to support a review of a number of regulatory requirements:

- Reduction in supervisory limits
- Review of Casino Control Act including Clause 10, controlled and notifiable contracts
- Reduction in authority surveillance staff
- Casino licence reviews every 5 years (currently 3)
- Extension of personal casino licences to 5 years (currently 3)
- Provision of protection from litigation by excluded players
- Protection period for all concessions to extend the current 30 year period
- Agreement over definitions of casino games
- Exclusive EGM product – eg US standard
- Outdoor gaming

Workshops to be jointly attended with the Casino Control Authority

Financial outcomes

Financial outcomes		
Payment for Package (payable in 2 equal instalments FY08/FY09)		$100m
Impact on overall average Casino Duty Rates at FY07 revenue	Current	New
FY08	24.1%	24.1%
FY10	-	24.5%
FY12	-	26.5%
FY17	-	27.5%

Assumes FY07 Normalised Net Revenue of $581.4 million in all years and with no indexation of the tax bands

Star City

SYDNEY

HOTEL & CASINO

Discussion

Tabcorp

the bigger better game

END